

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 23, 2016

Via E-mail
Mr. John Hilburn Davis IV
Chairman, Chief Executive Officer, and Chief Financial Officer
BeautyKind Holdings, Inc.
6101 West Centinela Avenue, Suite 394
Culver City, CA 90230

> **Re: BeautyKind Holdings, Inc.**
> **Amendments 1 and 2 to Offering Statement on Form 1-A**
> **Filed March 9 and 11, 2016**
> **File No. 24-10524**

Dear Mr. Davis:

We reviewed the amendments and have the following comments.

General

1. Disclosures on page 5 indicate that upon the initial closing and any additional closings, the proceeds for each closing will be disbursed to the company and the offered shares for that closing will be issued to investors. If a closing does not occur for any reason, the proceeds for that closing will be promptly returned to investors without deduction and generally without interest. Revise disclosure throughout the offering circular, including the outside front cover page and the underwriting and plan of distribution section, to conform to those disclosures on page 5.

Relationship with We-Commerce, page 4

2. We note the revisions you have made to this section in response to comment 2 of our letter dated March 2, 2016. Please elaborate on the "shared" nature of the services that the company will receive from We-Commerce. For example, will We-Commerce provide similar services to other companies? Please also explain the meaning of the phrase "multiple sales verticals," and clarify how the company will benefit as you note these are unrelated to the beauty industry. Lastly, the business purpose of the transaction with We-Commerce remains unclear in that the company appears to have simply transferred assets that it already owned, such as customer lists, which it must now license back from We-Commerce for a fee once the gross revenue threshold is met. In addition, the company received no cash in exchange for the

transfer, only a promissory note. In view of the related party nature of the transaction, please clarify the company's business reasons for entering into it. Lastly, please explain why the Series A unit holders, including all of your directors, received consideration in this transfer of assets, assuming that the assets belonged to the company and not to the directors or Series A unit holders individually.

Dilution, page 12

3. We have reviewed your response to prior comment five. Please further enhance your disclosure to clarify how you calculated the effective cash cost to insiders during the past year of $3.70 per share.

Underwriting, page 12

4. As your offering contemplates additional closings from time to time in the discretion of the company and the underwriter after the minimum is met, please also clarify that investors will not know the date on which their closing will occur when they subscribe for shares, except that all closings will occur upon or will have occurred by the earlier of time that the maximum is reached or when the offering expires.

BeautyKind Overview, page 17

5. We note your added disclosure and have the following additional comments to help us better understand how you have limited your exposure under your rewards program and how it is structured:

   - Please clarify whether new customers who have been referred or invited by existing customers are entitled to earn rewards. If so, please clarify how they may do so and whether they are allocated a portion of the awards otherwise given to the existing customer who referred them, or if they receive additional awards in connection with purchases made by further referred customers. Please discuss how this impacts your financial exposure, which you currently describe as limited to five percent of transaction revenue.

   - Please clarify whether referred customers may designate their own charity and receive their own unique referral code. If so, please clarify how awards would be allocated between the original customer and the referred customer.

   - Please explain how it would be "mathematically impossible" to have five levels of referrals. This disclosure appears in the fifth paragraph under the diagram near the beginning of this section.

   - We note that you disclose that the company has total financial exposure to 5% of transaction value. However, your supplemental response to comment 19 of our letter dated March 2 indicates that the rewards program allows customers and other parties to earn points up to a maximum of 6% of qualifying purchases. Please reconcile.

6. Please clarify whether customers can specify any entity as a charity to which five percent of purchases will be donated, or whether you have any sort of prescreened list of charities from which customers may select. Please disclose whether any charities with which your officers, directors, or affiliates may be affiliated or that may directly or indirectly benefit your officers, directors, or affiliates can be selected. If you have not prescreened charities, consider whether you should discuss any risk presented by the lack of verification of the charities who may receive funds. If charities that are associated with or that directly or indirectly benefit any related parties may be selected, please consider risk factor and other disclosures regarding related parties, as appropriate.

Why Customers Will Choose BeautyKind, page 20

7. Please clarify, if true, that the pie charts on page 21 are intended to show the allocation of revenue to various costs. Please also identify and describe in reasonable detail how you selected the public filings of current beauty retailers from which you derived the information about brick and mortar retailers.

Four Customer Acquisition Channels Drive Our Growth, page 24

8. Disclosure on page 25 regarding your Cause Ambassadors states that the Cause Ambassador's gift card value is higher than the value of a customer's referral code. Please disclose what the values of the gift card and referral code are, and explain the significance of these values to the company.

Security Ownership of Management and Certain Securityholders, page 35

9. Refer to comment 16 in our March 2, 2016 letter. Provide the address of Messrs. Hil Davis, Neil Waterman, and Pierce Marshall as a group. See Item 12(b)(1) of Form 1-A.

Lease Arrangement, page 37

10. Please identify Mr. Davis as the executive for whom the company leased an apartment.

Exhibit 6(p)

11. Refer to comment 23 in our March 2, 2016 letter. Attachment A to the exhibit appears incomplete. Please refile the exhibit and all attachments in their entirety.

<u>Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015</u>

<u>Note B – Significant Accounting Policies, page F-6</u>

<u>Revenue and Cost Recognition, page F-7</u>

12. We have reviewed your response to prior comment 19. You state that revenue is recognized when the redemption of reward points by a customer is made in connection with the purchase of new products. Please clarify your disclosure to discuss whether you defer a portion of the revenue upon the initial sale of products and subsequently recognize the deferred amount of revenue upon the redemption of reward points similar to a multiple-element arrangement, or whether you recognize additional revenue in excess of the price of the products sold in the initial sale. In addition, we note that you account for your promotional rewards program under the guidance of ASC 606-10-25 regarding revenue from contracts with customers. As ASC 606-10-25 is not yet effective, please tell us what accounting literature you referenced to support your basis of accounting for your promotional rewards program.

<u>Closing</u>

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

If you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

                              Very truly yours,

                              /s/ Pamela A. Long

                              Pamela A. Long
                              Assistant Director
                              Office of Manufacturing and Construction

Via E-mail
Gregg E. Jaclin, Esq.
Szaferman, Lakind, Blumstein & Blader, P.C.
101 Grove Mill Road, Suite 200
Lawrenceville, NJ 08648